November 20, 2019

James B. Frakes
Chief Financial Officer
Aethlon Medical Inc.
9635 Granite Ridge Drive, Suite 100
San Diego, CA 92123

       Re: Aethlon Medical Inc.
           Registration Statement on Form S-1
           Filed November 15, 2019
           File No. 333-234712

Dear Mr. Frakes:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Julie Robinson, Esq.